Exhibit 77 D
For RiverSource Mid Cap Growth Fund

     At a Board of Directors' meeting held on July 14, 2005, the following investment policy was approved:

     Under normal market conditions, the Fund will invest at least 80% of its net assets at the time of purchase in the common stocks of mid-capitalization companies. The Fund will provide shareholders with at least 60 days' notice of any change in the 80% policy. The investment manager defines mid-cap companies as those whose market capitalization (number of shares outstanding multiplied by the share price) falls within the range of the Russell MidCap Growth Index (the index).